

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2024

Joseph Army
President and Chief Executive Officer
Vapotherm, Inc.
100 Domain Drive
Exeter, NH 03833

   Re: Vapotherm, Inc.
     Schedule 13E-3 filed July 8, 2024, by Vapotherm, Inc. et al.
     File No. 005-90722

     Preliminary Proxy Statement filed July 8, 2024
     File No. 001-38740

Dear Joseph Army:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed July 8, 2024, by Vapotherm, Inc., SLP Capital Partners, LLC et al.

General

1. We note that Joseph Army and John Landry, both of whom are Rollover Stockholders, were involved in negotiations and discussions with SLR relating to a potential transaction prior to the establishment of the Special Committee and continued to participate in discussions with potential investors following the establishment of the Special Committee. In your response, please provide your detailed legal analysis as to why Mr. Army and Mr. Landry are not included as filing persons in the Schedule 13E-3.

Preliminary Proxy Statement filed July 8, 2024

Background of the Merger, page 26

2. We note your disclosure on page 33 that Scalar has performed valuation services for

Perceptive. Please specify the amount actually received by Scalar rather than stating such amount was "less than $500,000" here and throughout the proxy statement.

3.   We note that it appears the Special Committee did not engage independent legal counsel. If that is the case, please advise how the Special Committee and Board considered the lack of independent legal counsel in its procedural fairness determination, particularly in light of the fact that the Merger is not subject to approval by a majority of unaffiliated stockholders.

Purpose and Reasons of Vapotherm for the Merger; Recommendation of the Board and the Special Committee; Fairness of the Merger, page 34

4.   Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the Board adopted the Special Committee's analysis and recommendation.

Opinion of Scalar, LLC, page 40

5.   Refer to the following statement on page 42: "The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Scalar." While a summary is necessarily an abbreviated version, please revise to avoid implying it is not "complete." Pursuant to Item 1015(b)(6), the summary must describe the material analyses and conclusions of the financial advisor in considerable detail.

6.   We note the disclosure in the first paragraph on page 43 that the analyses Scalar performed "made numerous assumptions with respect to industry performance, general business and economic conditions and other matters" and that Scalar did not perform a discounted cash flow analysis because future profitability is "significantly dependent upon the success of volatile assumptions." Please provide additional disclosure describing such assumptions.

7.   We note that the current shares outstanding used for the calculations in Scalar's analysis appears to be significantly different from the total outstanding shares stated elsewhere in the proxy statement (page 44 references 7,545,082 shares outstanding as of June 3, 2024, but pages 140 and 143 reference 6,215,192 shares outstanding). Please describe whether and how this discrepancy impacted the Special Committee's consideration of Scalar's fairness opinion.

8.   We note the statement on page 45 that "the consideration for the transaction was determined through arm's-length negotiations." Please delete all references to "arm's-length negotiations," as such references are inappropriate in a going-private transaction by affiliates.

9.   We note that the multiple ranges selected by Scalar in its selected public companies analysis appear to be relatively low compared to the multiples for the selected companies included in the table at the top of page 44. Please disclose Scalar's rationale for choosing relatively low multiples and how the Special Committee considered the fact that Scalar chose relatively low multiples in making its financial fairness determination.

Position of the SLR Entities as to the Fairness of the Merger, page 48

10. We note your disclosure that "the SLR Entities believe that the Merger is substantively fair to the Company's stockholders, *including* the unaffiliated security holders" (emphasis added). The disclosure required under Item 1014(a) of Regulation M-A should speak strictly to the fairness of the Merger to unaffiliated securityholders. Please revise accordingly.

Intent of the Rollover Stockholders and Certain other Stockholders to Vote in Favor of the Merger, page 64

11. We note your disclosure here and elsewhere in the proxy statement that "[c]ertain stockholders, holding an aggregate of 8.6% of our outstanding Shares" agreed to vote in favor of the Merger. We also note that, per the Security Ownership by Management table on page 142, the three officers who are Rollover Stockholders hold approximately 14% of the total outstanding Common Stock. Please clarify, if correct, that the 8.6% represents the amount of Rollover Shares subject to the Stockholder Rollover Agreements, rather than the aggregate holdings of the stockholders who have entered into Stockholder Rollover Agreements.

12. You state in this section that stockholders who have entered into Rollover Stockholder Agreements and Voting and Support Agreements hold an aggregate of 33.2% of the Company's outstanding Shares and that the Company's directors and executive officers, some of whom are Rollover Stockholders, hold "collectively approximately 15.4% of the total voting power for Shares entitled to vote at the Special Meeting" and intend to vote such Shares in favor of the Merger. Please clarify the percentage of voting power for shares entitled to vote at the Special Meeting represented by shares held by directors and executive officers that are not Rollover Shares. Please also confirm in your response that, in the event additional Shares become subject to a Stockholder Rollover Agreement or Voting and Support Agreement, you will provide updated disclosure with respect to the total voting power for Shares entitled to vote at the Special Meeting that are committed to be voted in favor of the Merger.

General

13. Please revise throughout the proxy statement to name each Supporting Stockholder instead of stating that "certain" stockholders have entered into Voting and Support Agreements.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Laura McKenzie at 202-551-4568 or Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions